UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2019 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2020 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 4, 2020. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2019 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2019 filed in Japan on June 27, 2019. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. Future regulatory changes and situations arising as a result of regulatory changes, such as the ongoing benchmark rate reforms, may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any future regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

Additional Japanese GAAP Financial Information for the Nine Months Ended December 31, 2019

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

PT Bank Danamon Indonesia, Tbk. was newly included in the scope of consolidation due to the transfer from the scope of application of the equity method.

Colonial First State Asset Management (Australia) Limited and 8 other companies were newly included in the scope of consolidation as a result of share acquisitions. On September 16, 2019, the nine companies and their subsidiaries rebranded themselves as First Sentier Investors (“FSI”) in Australia.

II.	Significant changes in the scope of application of the equity method

PT Bank Danamon Indonesia, Tbk. was excluded from the scope of application of the equity method due to the transfer to the scope of consolidation.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2019	December 31, 2019
Loans to bankrupt borrowers	¥46,597	¥36,474
Non-accrual delinquent loans	586,487	638,357
Accruing loans contractually past due 3 months or more	18,600	18,187
Restructured loans	315,406	374,959

Total	¥967,092	¥1,067,979

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2019	December 31, 2019
Principal-guaranteed money trusts	¥7,617,688	¥6,472,671

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2019	December 31, 2019
Guarantee obligations for private placement bonds	¥394,626	¥324,553

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Equity in earnings of the equity method investees	¥241,879	¥220,880
Gains on sales of equity securities	113,861	117,937

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Write-offs of loans	¥111,216	¥115,042

III.	(Additional information)

“Losses on impairment of fixed assets” included an impairment loss on goodwill of ¥26,774 million recognized by an overseas subsidiary in connection with its business acquisitions.

The overseas subsidiary groups its assets based on business category. During the three months ended December 31, 2019, due to the decline in interest rates in the United States, the projected profitability mainly related to the subsidiary’s lending services was reevaluated, and a goodwill impairment test was performed in accordance with U.S. GAAP. As a result, it was determined that the carrying amount of a portion of the goodwill allocated to the Global Commercial Banking Business Group, the relevant reporting segment of MUFG, exceeded the fair value of such goodwill, and, to the extent of such excess, an impairment loss was recorded. The fair value was estimated using a combination of the income approach based on the projected profitability and the market approach.

IV.

“Amortization of goodwill” was recorded in connection with an impairment loss due to the decline in the market price of a subsidiary’s equity securities held through a consolidated domestic banking subsidiary, in accordance with the provisions of Paragraph 32 of the Japanese Institute of Certified Public Accountants (“JICPA”) Accounting Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2018 and 2019. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Depreciation	¥239,140	¥244,762
Amortization of goodwill	13,392	227,206

5.	Shareholders’ Equity

For the nine months ended December 31, 2018

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018	Retained earnings
Meeting of Board of Directors on November 13, 2018	Common stock	144,314	11	September 30, 2018	December 5, 2018	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2019

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019	Retained earnings
Meeting of Board of Directors on November 13, 2019	Common stock	161,991	12.5	September 30, 2019	December 5, 2019	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2018

	(in millions of yen)
	For the nine months ended December 31, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,128,390	¥395,199	¥292,326	¥526,252	¥154,164	¥2,496,332	¥376,029	¥24,910	¥2,897,273
Operating expenses	911,662	228,620	179,003	367,706	92,454	1,779,448	171,349	109,989	2,060,787

Operating profit (loss)	¥216,727	¥166,578	¥113,322	¥158,545	¥61,709	¥716,883	¥204,680	¥(85,078)	¥836,485

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2019

	(in millions of yen)
	For the nine months ended December 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,101,115	¥401,055	¥290,837	¥575,468	¥167,112	¥2,535,589	¥447,083	¥26,825	¥3,009,498
Operating expenses	894,454	236,555	184,824	416,195	115,946	1,847,975	170,352	112,452	2,130,781

Operating profit (loss)	¥206,660	¥164,499	¥106,013	¥159,273	¥51,165	¥687,613	¥276,730	¥(85,626)	¥878,717

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Total operating profit of reporting segments	¥836,485	¥878,717
Operating profit of consolidated subsidiaries excluded from reporting segments	14,246	10,328
Provision for general allowance for credit losses	—	(42,560)
Credit related expenses	(99,636)	(111,424)
Gains on reversal of allowance for credit losses	69,155	—
Gains on reversal of reserve for contingent losses included in credit costs	48,521	6,481
Gains on loans written-off	49,261	63,206
Net gains on equity securities and other securities	84,615	53,500
Equity in earnings of the equity method investees	241,879	220,880
Others	(59,651)	3,376

Ordinary profit in the consolidated statement of income	¥1,184,876	¥1,082,505

(3)	Changes in the method of calculation of operating profit (loss) for each reporting segment

From the nine months ended December 31, 2019, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2018 has been restated based on the new calculation method.

(4)	Information on impairment losses on long-lived assets or goodwill by reporting segment

(Significant change in the amount of goodwill)

In the Global Commercial Banking Business Group, “Amortization of goodwill” was recorded as extraordinary losses in connection with an impairment loss due to the decline in the market price of a subsidiary’s equity securities held through a consolidated domestic banking subsidiary in accordance with the provisions of Paragraph 32 of JICPA According Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998). As a result, the balance of goodwill decreased by ¥207,425 million.

In the Asset Management & Investor Service Business Group, for the second quarter ended September 30, 2019, goodwill of ¥245,386 million was recognized on a preliminary basis. However, in the third quarter ended December 31, 2019, post-acquisition price adjustments and allocation of acquisition cost were updated. As a result, intangible fixed assets were recognized, resulting in a decrease in goodwill of ¥61,272 million. For more information, see “11. Business Combinations.”

7.	Financial Instruments

There are no material changes to be disclosed as of December 31, 2019 compared to March 31, 2019.

8.	Securities

There are no material changes to be disclosed as of December 31, 2019 compared to March 31, 2019.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2019 compared to March 31, 2019.

10.	Derivatives

The following shows those derivatives as of December 31, 2019 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2019.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥9,674,566	¥(1,720)	¥(1,720)
	Interest rate options	25,242,324	3,134	(307)
Over-the-counter	Forward rate agreements	93,293,925	222	222
(“OTC”) transactions	Interest rate swaps	1,093,092,633	315,379	315,379
	Interest rate swaptions	48,329,182	(120,578)	67,843
	Other	7,172,215	9,761	(3,296)

	Total	—	¥206,198	¥378,120

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.

Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (February 13, 2002) (“JICPA Industry Audit Committee Report No. 24”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		December 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥13,935,706	¥(2,678)	¥(2,678)
	Interest rate options	28,174,836	(1,997)	(268)
OTC transactions	Forward rate agreements	133,066,994	(268)	(268)
	Interest rate swaps	1,115,121,708	550,240	550,240
	Interest rate swaptions	54,723,785	(77,803)	93,075
	Other	7,906,711	10,056	(1,219)

	Total	—	¥477,549	¥638,881

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 24 and other relevant standards are excluded from the above table.

II.	Equity-related derivatives

		(in millions of yen)
		March 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥655,562	¥3,979	¥3,979
	Stock index options	2,005,023	(40,326)	8,145
OTC transactions	OTC securities option transactions	1,092,998	11,422	29,415
	OTC securities index swap transactions	1,508,465	77,112	77,112
	Forward transactions in OTC securities indexes	19,194	(104)	(104)

	Total	—	¥52,082	¥118,547

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥554,733	¥3,493	¥3,493
	Stock index options	2,130,742	(26,312)	15,486
OTC transactions	OTC securities option transactions	1,106,828	11,944	25,807
	OTC securities index swap transactions	1,964,035	24,288	24,288
	Forward transactions in OTC securities indexes	37,217	(1,321)	(1,321)

	Total	—	¥12,093	¥67,755

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥1,349,371	¥(4,719)	¥(4,719)
	Bond futures options	3,794,762	1,388	(2,935)
OTC transactions	Bond OTC options	217,083	(547)	(576)
	Bond forward contracts	965,095	(4,991)	(4,991)
	Bond OTC swaps	408,150	6,637	6,637
	Total return swaps	236,994	3,464	3,464

	Total	—	¥1,232	¥(3,120)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2019
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchange	Bond futures	¥3,084,899	¥(1,774)	¥(1,774)
	Bond futures options	8,266,881	2,275	(3,047)
OTC transactions	Bond OTC options	184,837	0	(1)
	Bond forward contracts	2,864,219	575	575
	Bond OTC swaps	389,761	(2,895)	(2,895)
	Total return swaps	204,033	3,216	3,216

	Total	—	¥1,397	¥(3,927)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Business Combinations

Business combination through acquisition

(Acquisition of Aviation Finance Lending Division from DVB Bank)

On November 18, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, completed its acquisition (the “Transaction”) from DVB Bank SE in Germany (“DVB”) of DVB’s aviation finance lending portfolio, employees and other parts of the operating infrastructure based on an agreement among DVB, the Bank and BOT Lease Co., Ltd., an equity method affiliate of both MUFG and the Bank.

I.	Overview of the business combination

(1)	Name of counterparty and business description

Name of counterparty              DVB Bank SE

Business description                Aviation financing

(2)	Main objectives of the business combination

The Transaction is intended to improve MUFG’s ability to offer solutions to MUFG’s clients by enhancing MUFG’s Global Corporate Investment Banking Business platform in terms of higher returns, portfolio diversification, broadening MUFG’s customer base and securing experienced professionals through the Transaction.

(3)	Date of the business combination

November 18, 2019

(4)	Legal form of the business combination

Acquisition of business

II.	Period in which the operating results of the acquired business were reflected in the consolidated statements of income

The operating results of the acquired business from November 18, 2019 to December 31, 2019 were included in the consolidated statements of income.

III.	Acquisition cost relating to the acquisition and components thereof

Consideration for the acquired business	Cash	¥514,869 million
Acquisition cost		¥514,869 million

The acquisition cost relating to the acquisition has not been determined, and the amount shown above has been calculated on a preliminary basis.

IV.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1)	Amount of goodwill recorded

¥22,775	million

The amount of goodwill has been calculated on a preliminary basis since allocation of acquisition cost is yet to be completed.

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3)	Amortization method and amortization period

Straight-line method over 20 years

(Additional Information)

(Colonial First State Group Limited Subsidiaries became consolidated subsidiaries through a share acquisition)

On August 2, 2019, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, acquired 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited, and the nine subsidiaries became consolidated subsidiaries of MUFG and the Trust Bank.

On September 16, 2019, the nine subsidiaries and their subsidiaries rebranded themselves as First Sentier Investors (“FSI”) in Australia.

As of September 30, 2019, post-acquisition price adjustments, determination of identifiable assets, liabilities and their fair value, and allocation of acquisition cost were yet to be completed.

Accordingly, the business combination transaction was accounted for, on a preliminary basis, based on information reasonably available as of the same date.

In the third quarter ended December 31, 2019, post-acquisition price adjustments and allocation of acquisition cost were updated based on reasonably available information.

As a result, intangible fixed assets related to customer relationship of ¥97,204 million were recognized, resulting in a decrease in goodwill of ¥61,272 million from ¥245,386 million as of September 30, 2019 to ¥184,114 million as of December 31, 2019.

As of December 31, 2019, post-acquisition price adjustments and allocation of acquisition cost were still yet to be completed. Accordingly, the business combination transaction was accounted for, on a preliminary basis, based on information reasonably available as of the same date.

12.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2018	2019
Basic earnings per common share	¥66.67	¥45.23
Diluted earnings per common share	66.43	45.07

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Profits attributable to owners of parent	¥872,232	¥584,278
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	872,232	584,278

	(in thousands)
	For the nine months ended December 31,
	2018	2019
Average number of common shares during the periods	13,081,212	12,916,075

	(in millions of yen)
	For the nine months ended December 31,
	2018	2019
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(3,194)	¥(2,142)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(3,194)	(2,142)

	(in thousands)
	For the nine months ended December 31,
	2018	2019
Increase in common shares	484	166

	For the nine months ended December 31,
	2018	2019
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	—	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 2 million units as of September 30, 2019

13.	Subsequent Events

I.	Cancellation of Own Shares

Based on a resolution of the Board of Directors on November 13, 2019, MUFG cancelled own shares on January 20, 2020 in accordance with the provisions of Article 178 of the Company Act.

(1)	Reason of the cancellation: To enhance shareholder returns, improve capital efficiency and conduct capital management flexibly

(2)	Type of shares canceled: Common shares of MUFG

(3)	Number of shares canceled: 85,775,400 shares (equivalent to 0.62% of the total number of shares issued before the cancellation)

(4)	Cancellation date: January 20, 2020

II.	Redemption of Preferred Securities

MUFG approved redemption of all of the preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is a subsidiary of MUFG on December 3, 2019, and the Non-dilutive Preferred Securities were redeemed on January 27, 2020.

An outline of the redeemed Non-dilutive Preferred Securities is as follows.

Issuer	MUFG Capital Finance 9 Limited

Type of securities	Series A JPY-denominated fixed/floating rate non-cumulative preferred securities	Series B JPY-denominated fixed/floating rate non-cumulative preferred securities

The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2020 or thereafter.

Dividends	Dividend Rate 4.52% per annum (Fixed rate until January 2020) Floating rate after January 2020	Dividend Rate 4.02% per annum (Fixed rate until January 2020) Floating rate after January 2020

Issue amount	JPY 130,000,000,000	JPY 110,000,000,000

Issue date	July 29, 2009

Redemption amount	JPY 130,000,000,000	JPY 110,000,000,000

Redemption price	JPY 10,000,000 per preferred security(equal to the issue price)